CleanGoal Energy, Corp

1717 N. Bayshore Dr. #2831

Miami FL, 33132

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: CleanGoal Energy, Corp

Registration Statement on Form S-1/A-2

Filed: November 1, 2016

File No. 333-213570

December 30, 2016

Dear Mrs. Hayes:

This letter sets forth the response of CleanGoal Energy, Corp, (“CLGO” or the “Company”) to the Staff’s comment letter dated December 21, 2016. Please find our proposed response and amendment to address the comments as referenced in our responses below.

Risk Factors Risks Related to Our Business and Industry, page 13

1.	We note your response to prior comment 1; however, the added risk factor disclosure does not address the regulatory risk arising from your reliance on the single supplier to manufacture the products in a manner that you believe permits you not to obtain FDA clearance for the sale of your products. Please expand your disclosure to highlight this risk.

Response: The Company does not expect or need the FDA to determine our dietary supplement Astaxanthin product safe for purposes of regulatory approval. Unlike pharmaceutical drugs and foods, nutraceuticals do not fall under the remit of FDA; they are monitored as “dietary supplements” according to the Dietary Supplement, Health and Education Act (DSHEA) of 1994.

Uses of Astaxanthin and Synthetic vs. Natural Astaxanthin, page 36

2.	Please expand your disclosure to describe the University of Arizona study as requested in prior comment 4. Further, with respect to the revised disclosure in response to prior comment 4 regarding the Research and Markets report, we note the market size and growth estimates reflect the market for synthetic and natural astaxanthin on a combined basis. Please revise to eliminate reference to the synthetic market given that your plan is to sell only natural astaxanthin and that the natural version “does not compete in the same market place as synthetics.”

Response: The Company has removed reference to the synthetic market as well as the university study.

CleanGoal Energy Corp., Inc.

/s/ Bill MacGillivary

Name: Bill MacGillivary

Title: CEO, Director